UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell announces agreement to acquire Canadian energy company, ARC Resources Ltd (“ARC”).

Shell announces agreement to acquire Canadian energy company, ARC Resources Ltd (“ARC”).

  Acquisition accelerates Shell’s strategy by adding 370 kboe/d1 immediately across liquids and gas leading to a 4% production CAGR2 through to 2030, compared to 2025.
  Increases Shell’s exposure to long-duration, low-cost and top quartile low carbon intensity shale gas and liquids production in Canada’s Montney basin, delivering value for decades.
  Transaction expected to generate double digit returns, bolstering long-term cashflows, and is accretive to free cash flow per share from 2027 onwards.

London, United Kingdom; Calgary, Canada; April 27, 2026

Shell plc (LSE, NYSE: Shel, Euronext: Shell) has entered into a definitive agreement to acquire ARC Resources Ltd. (TSX: ARX), an energy company focused on the Montney shale basin in British Columbia and Alberta, Canada.

“ARC is a high-quality, low-cost and top quartile low carbon intensity producer operating in the Montney shale basin that complements our existing footprint in Canada and strengthens our resource base for decades to come. We are accessing uniquely positioned assets and welcoming colleagues that bring deep expertise which, combined with Shell’s strong basin level performance, provides a compelling proposition for shareholders.” said Shell’s chief executive officer, Wael Sawan. “This establishes Canada as a heartland for Shell while furthering our strategy to deliver more value with less emissions.”

“This combination is a great opportunity for ARC to realise value for our shareholders and continue to benefit from Shell’s success in the future. ARC is combining with a company that has a global portfolio of best-in-class assets,” said ARC president and CEO, Terry Anderson. “I’m excited that ARC’s assets and world class people will play an important role in helping Shell to further strengthen Canada’s resource landscape whilst also providing the secure energy that the world needs.”

This acquisition increases Shell’s production CAGR from 1% as outlined at our 2025 Capital Market’s Day to 4%3, compared to 2025, and supports Shell’s aim to sustain material liquids production of ~1.4 million barrels per day towards 2030 and beyond. The transaction combines ARC’s more than 1.5 million net acres with Shell’s ~440 thousand net acres in the Montney formation and adds ~2 billion barrels of oil equivalent proved plus probable reserves at the end of 20254. Last year, ~40 per cent of ARC’s production was liquids, which accounted for ~70 per cent of its revenues. In addition, ARC’s proved plus probable gas reserves have the potential to support Shell’s growth in LNG in Canada.

Under the terms of the agreement, ARC’s shareholders will receive CAD 8.20 in cash and 0.40247 ordinary shares of Shell for each ARC share, representing approximately 25% cash and 75% shares as of the 24th April 2026 market closing. Based on Shell’s closing share price on this date of GBP 33.08 and GBP:CAD exchange ratio of 1.8480, this translates to a consideration of CAD 32.80 per share, which represents a 20 per cent premium to ARC’s 30-day5 VWAP. This equates to an equity value of approximately US$13.6 billion. Shell will take on approximately US$2.8 billion in net debt and leases resulting in an enterprise value of approximately US$16.4 billion. The equity value of US$13.6 billion will be funded via US$3.4 billion in cash and US$10.2 billion in Shell shares, the latter valued based on Shell’s closing price on the 24th April and the issuance of approximately 228 million ordinary shares.

The boards of both companies have unanimously supported the transaction, which is expected to close in the second half of 2026, subject to ARC shareholder, court and regulatory approvals.

Notes to Editors

  Last year, ARC reported production of 374 thousand barrels of oil equivalent per day (before royalty burdens). Its operations are situated in the same region as Shell’s existing Groundbirch asset in British Columbia and Gold Creek project in neighbouring Alberta.
  Shell’s Groundbirch assets supply gas to the LNG Canada liquefaction plant (Shell share 40 per cent) and the domestic gas market. ARC’s business will therefore also be reported as part of Shell’s leading Integrated Gas division.
  The agreement grows Shell’s producing interests in Canada and complements Shell’s existing LNG footprint and extensive downstream businesses including refining, chemicals, fuel retail, aviation, lubricants and low-carbon solutions.
  Shell’s 2030 climate-related targets and ambition remain unchanged.

 Financial Framework

  Shell expects to absorb the additional organic cash capital expenditure within its existing Cash Capex ceiling, post 2026. The cash capex range for 2027 to 2028 will remain unchanged at $20–22 billion.
  The transaction is expected to bring annualised synergies of around $250 million within a year of closing.
  Our shareholder distribution policy remains unchanged, with distributions of 40-50% of CFFO through the cycle via our 4% progressive annual dividend growth and buybacks.
  The next tranche of buybacks will be announced with the Q1 results announcement, subject to board approval.
  Shell aims to maintain a strong investment grade credit rating through the cycle.

 Conference Call

  Wael Sawan (CEO, Shell plc) and Sinead Gorman (CFO, Shell plc) will host a Q&A session on Tuesday 28th April 2026 which will begin at 2:30pm BST (3:30pm CEST, 9:30am EST, 7:30am MST) and last for one hour.
  You can access the webcast via the link on our website www.shell.com/investors.

 Advisors

  Goldman Sachs International is acting as exclusive financial advisor to Shell.
  RBC Capital Markets is acting as exclusive financial advisor to ARC.

1 Production post royalty burden.
2 CAGR is compound annual growth rate.
3 CMD’25 production growth of 1% CAGR from 2024 to 2030 increases to 3%.
4 See cautionary note and ARC’s 2025 Annual Information Form for further information.
5 ARC 30D VWAP CAD 27.42. Assuming ARC’s diluted share count of approximately 566 million shares.

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties.  The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement , including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, April 27, 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Reserve Information

The reserve information for ARC in this announcement is based on information provided in ARC’s 2025 Annual Information Form and prepared in accordance with National Instrument 51-101 – "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.  Shell’s reserve information provided in its 2025 Annual Report on Form 20-F and Annual Reports and Accounts is prepared in accordance with the United States Financial Accounting Standards Board Topic 932 – "Extractive Activities – Oil and Gas". There are significant differences in the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission ("SEC") requirements and NI 51-101. For example, the SEC requires disclosure using 12-month average prices and current costs; whereas NI 51-101 requires using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

Shell’s net carbon intensity

Also, in this announcement we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-zero emissions target

Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our combined Scope 1 and 2 target, NCI target and our oil products ambition over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward-Looking non-GAAP measures

This announcement may contain certain forward-looking non-GAAP measures such as free cash flow and normalised Free Cash Flow. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: April 27, 2026	/s/ SEAN ASHLEY
Sean Ashley
Company Secretary